Investor Fact Sheet

Ticker Symbol:
NASDAQ:CEMI
www.chembio.com

CHEMBIO DIAGNOSTICS, INC.

Rapid Tests for Earlier Treatment

Business Summary & Investment Highlights

Chembio Diagnostics, Inc. (Chembio), through its wholly-owned subsidiary Chembio Diagnostic Systems Inc., develops, manufactures, licenses and markets point-of-care testing (POCT) products. Chembio has created and patented, in 2007, a new revolutionary technology called Dual Path Platform (DPP®). The technology is addressing critical market requirements in the infectious diseases testing market and other growing markets. Products developed and under development, both OEM and branded, are creating new revenue streams that are anticipated to add to Chembio's core business of rapid tests.

- Strategy is to create core business of public health products to be complemented by OEM and selected out-licensing opportunities.
- Robust pipeline of POCT products for infectious diseases based on Chembio's patented DPP® technology.
- Products developed on DPP® platform include oral fluid HIV test CLIA waived by the FDA in October 2014. Several other products and collaborations in pipeline.
- Commercial Activities in North America, South America, Europe, Africa and Asia Ongoing to Address Growing Global Market for POCTs

Selected Financial Information

Stock Information as of 10/31/14

Ticker Symbol	NASDAQ: CEMI
Price 10/31/14	$4.28
52 Week High	$5.20
52 Week Low	$2.83
Outstanding Shares (MM)	9.61
Market Capitalization (MM)	$41.14
Fully Diluted (FD) Shares (MM)	10.28
Management Holding-FD (MM)	0.97
Ave. Daily Vol. (3 Mos)	94,000

Major Beneficial Holders	Beneficial Shares Owned (000s)
Wellington Management Company, LLP	958
Lawrence Siebert	550

Balance Sheet Data ($000s)	Sept'14	Dec. '13
Cash	$3,673	$9,650
Accts. Receivable	8,316	4,592
Inventories	3,975	3,189
Total Current Assets	16,999	18,531
Net Fixed Assets	2,119	1,978
Total Assets	23,929	24,486
Total Current Liab.	3,820	4,309
Total Other Liab.	-	-
Total Liabilities	3,820	4,309
Stockholders' Equity	20,109	20,177
Total Liabilities & Stockholders' Equity	$23,929	$24,486



Closing Stock Price Info
Price
5.0000
4.5000
4.0000
3.5000
3.0000
11/1/13
12/1/13
1/1/14
2/1/14
3/1/14
4/1/14
5/1/14
6/1/14
7/1/14
8/1/14
9/1/14
10/1/14
10/31/14
Dates

Selected Comparative Historical Financial Data

$(000s)	For the Quarter Ended Q3'14	Q3'13	For the Nine Months Ended Q3'14	Q3'13	For the Years Ended 2013	2012	2011	2010
Total Revenues	$7,314	$9,618	$20,550	$21,689	$29,550	$25,611	$19,388	$16,705
Cost of sales	4,664	5,561	12,644	12,658	17,249	14,821	9,998	8,604
Gross Profit	2,650	4,056	7,906	9,031	12,301	10,790	9,390	8,101
Gross Profit %	36.2%	42.2%	38.5%	41.6%	41.6%	42.1%	48.4%	48.5%
R&D Expense	972	1,602	3,439	4,148	5,834	4,486	4,878	2,586
SG&A Expense	1,940	1,380	5,345	3,702	5,461	4,852	3,424	2,941
Operating Income (Loss)	(262)	1,074	(878)	1,181	1,006	1,452	1,088	2,574
Other Inc. (Expense)	1	2	(1)	11	13	(1)	(12)	(15)
Net Income (Loss)	(261)	1,076	(879)	1,192	1,019	1,451	1,076	2,559
Inc. Tax (Ben.) Prov.	9	359	(238)	399	487	509	(5,133)	-
Net Income (Loss)	$(270)	$717	$(641)	$793	$532	$942	$6,209	$2,559
Net Income (Loss) - per Share	(0.03)	0.08	(0.07)	0.09	0.06	0.11	0.73	0.29
Wt. Avg. No. Shares (Millions)	9.611	9.235	9.503	8.887	9.520	8.615	8.556	8.865
Working capital	$13,180	$14,072	$13,180	$14,072	$14,221	$7,630	$6,134	$4,560
Total assets	23,929	24,326	23,929	24,326	24,487	17,335	15,486	9,086
Total liabilities	3,819	3,935	3,819	3,935	4,310	3,460	2,991	3,277
Equity	20,109	20,391	20,109	20,391	20,177	13,875	12,495	5,809

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
Ph. 631-924-1135
Fax 631-924-2065
www.chembio.com

Investor Relations
Vida Strategic Partners
Stephanie C. Diaz
(415) 675-7401
sdiaz@vidasp.com

Company Contact
Susan Norcott
631-924-1135 x125
Snorcott@chembio.com

CHEMBIO
DIAGNOSTICS, INC.
Rapid Tests for Earlier Treatment


2
DPP® HIV 1/2
CONFIRMACÃO
Tampão
ID
1 2 3 4 5 C
1
Bio-Manguinhos
DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
2
T C
Buffer
ID
1
Sample + Buffer
2
DPP® SYPHILIS
SCREEN & CONFIRM
Buffer
ID
Sample + Buffer
1


2
DPP®
Buffer
1 2 3 4 5 6 7 8 C
ID
1
Sample + Buffer

Chembio's Dual Path Platform (DPP®)
Patented in 2007

DPP® Technology

Competitive Advantages For POC Testing

- **Improved Sensitivity** - enabled by more efficient binding method
- **Easier Multiplexing** - due to even and direct distribution of sample to multiple test lines
- **Enhanced Sample Control** - as result of independent sample migration path
- **Clearer Results** - efficient binding allows for improved functionality of instruments for reading and reporting of qualitative or quantitative results

Senior Management Team

John J. Sperzel, President & CEO: 25+ years of leadership in the POC Diagnostics market

Richard J. Larkin, CFO: 25+ years of leadership in Finance and Administration

Sharon Klugewicz, COO: 20+ years of leadership in Operations, Marketing, QA/RA

Javan Esfandiari, CSTO: 15+ years developing POC IVD tests and inventor of DPP® technology

Michael Steele, VP Sales/Marketing/BD: 20+ years of commercial operations and BD IVD market

Tom Ippolito, VP RA: 20+ years of Quality and Regulatory leadership in IVD and Pharma

Independent Directors

Katherine L. Davis (Chairman): -former Lieutenant Governor of the state of Indiana

Barbara DeBuono, MD, MPH: - former NY Commissioner of Health and RI Director of Health

Peter Kissinger, Ph.D.: - founder of numerous biotechnology / biomedical companies

Gary Meller, MD, MBA: - broad experience in medical and information technology